Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, California 94025

November 7, 2008

VIA EDGAR & FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Jeffrey Riedler, Esq., Assistant Director, Office of Health Care and Insurance, Division of Corporation Finance

Re:	Corcept Therapeutics Incorporated
Registration Statement on Form S-3 (File No. 333-150204)

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-150204) (the “Registration Statement”) of Corcept Therapeutics Incorporated (the “Registrant”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on November 10, 2008. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Latham & Watkins LLP, by emailing John J. Huber at john.huber@lw.com or, in the alternative, calling him at (202) 637-2242. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: John J. Huber, by facsimile to (202) 637-2201.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call John J. Huber at (202) 637-2242 if you have any questions regarding this request.

Very truly yours,

/s/ Anne LeDoux

Anne LeDoux

Vice President and Controller

cc:	John J. Huber, Esq., Latham & Watkins LLP

Alan C. Mendelson, Esq., Latham & Watkins LLP

Keith Benson, Esq., Latham & Watkins LLP